

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 5, 2009

By U.S. Mail and Facsimile

Mr. Wayne Larson
Vice President Law/Finance
Ladish Co., Inc.
5481 S. Packard Avenue
Cudahy, Wisconsin 53110

Re: Ladish Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-23539

Dear Mr. Larson:

We have reviewed your response letter dated July 10, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 23
Evaluation of Disclosure Controls and Procedures, page 23

1. We note your response to comment 7 in our letter dated June 19, 2009. Please also confirm to us and revise future filings to clarify, if true, that your chief executive officer and chief financial officer have reached a conclusion that your disclosure controls and procedures are effective.

* * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Brigitte Lippmann, Staff Attorney, at (202) 551-3713, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief